UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

NEON Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

640509105

(CUSIP Number)

Elizabeth Toner, 12680 High Bluff Drive, #200, San Diego, CA 92130, (858) 259-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 15, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) John J. Moores

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization US Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,458,303

	8.	Shared Voting Power 744,265

	9.	Sole Dispositive Power 3,458,303

	10.	Shared Dispositive Power 744,265

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,202,568

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 45%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Common Stock NEON Systems, Inc. 4100 Southwest Freeway, Suite 500, Sugarland, Texas

Item 2.	Identity and Background
John J. Moores 12680 High Bluff Drive, #200 San Diego, CA 92130 Occupation: Investor Citizenship: US Citizen

Item 3.	Source and Amount of Funds or Other Consideration
PF (Personal Funds), $746,643

Item 4.	Purpose of Transaction
Investment

Item 5.	Interest in Securities of the Issuer

Aggregate number and percentage of common stock beneficially owned by John J. Moores:  4,202,568 or 45%
Sole Voting Power & Sole Dispositive Power:  3,458,303
Shared Voting Power & Shared Dispositive Power:  744,265

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
N/A

Item 7.	Material to Be Filed as Exhibits
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/15/05
Date
/s/ John J. Moores
Signature
John J. Moores
Name/Title